Exhibit 99.1

Xiao-I Corporation Regains Full Compliance with Nasdaq Continued Listing Standards

SHANGHAI, China, June 3, 2026 /PRNewswire/ -- Xiao-I Corporation (NASDAQ: AIXI) (“Xiao-I” or the “Company”), a leading enterprise artificial intelligence company in China, today announced that it has received formal notification letters from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained full compliance with all applicable continued listing standards.

As previously disclosed, the Company received two separate deficiency notifications from Nasdaq in December 2025:

On December 16, 2025, Nasdaq notified the Company that its American Depositary Shares (“ADSs”) failed to maintain a minimum bid price of $1.00 per share over the previous 30 consecutive business days, as required by Nasdaq Listing Rule 5450(a)(1)

On December 17, 2025, Nasdaq notified the Company that the market value of its publicly held shares was below the minimum $15.0 million requirement for continued listing, as required by Nasdaq Listing Rule 5450(b)(2)(C)

On April 23, 2026, Nasdaq notified the Company that it had regained compliance with Listing Rule 5450(b)(2)(C) after the market value of its publicly held shares had been $15.0 million or greater for ten consecutive business days from April 9, 2026 through April 22, 2026, and that the market value deficiency matter was closed.

Subsequently, on May 29, 2026, Nasdaq notified the Company that it had regained compliance with Listing Rule 5450(a)(1) after the closing bid price of the Company’s ADSs had been at $1.00 per share or greater for ten consecutive business days from May 14, 2026 through May 28, 2026, and that the bid price deficiency matter was also closed.

The Company’s ADSs will continue to trade on the Nasdaq Global Market under the symbol “AIXI”.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, its future business development, financial condition, and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F/A filed with the SEC on May 22, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com